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                             September 27, 2022

       Han Gengchen
       Chairman and Chief Executive Officer
       Origin Agritech Limited
       No. 21 Sheng Ming Yuan Road
       Changping District, Beijing 102206
       People's Republic of China

                                                        Re: Origin Agritech
Limited
                                                            Amendment No. 2 to
Form 20-F for Fiscal Year Ended
                                                            September 30, 2021
                                                            File No. 000-51576

       Dear Dr. Gengchen:

              We have reviewed your September 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 19, 2022 letter.

       Amendment No. 2 to Form 20-F for Fiscal Year Ended September 30, 2021

       Introduction
       Corporate Structure, page 3

   1. We note your response to prior comment 4 and reissue in part. Please remove the statements appearing on
page 5 claiming the VIE structure is designed to replicate the same economic benefits
as direct equity ownership as it is improper to imply that
                                                        contractual agreements
are equivalent to equity ownership. We also note that you
                                                        continue to refer to
the VIE as "our VIE" on pages 7 and 33. Please revise as appropriate.
       Internal Cash Transfers and Dividends, page 7

   2. We note your response to prior comment 3 and reissue in part. Please further revise this
 Han Gengchen
Origin Agritech Limited
September 27, 2022
Page 2
         section to include a cross reference to the condensed consolidating schedule and the consolidated financial statements.
Selected Condensed Consolidated Financial Information , page 9

3. We note your response to comment 5. Please revise and properly disclose the fiscal years for each schedule presented. The condensed consolidating schedule of financial position, cash flows and results of operations should be presented as of the same dates and for the same periods for which audited consolidated financial statements disclosed on page F-4 to
         F-8.
Item 5. Operating and Financial Review and Prospects
Results of Operations - Revenues, page 41

4. We note your response to comment 8. Please revise and disclose the reasons of the revenue decline in FY 2021, similar to your explanation in the response. Also, as previously requested, please revise to explain the reason for the significant decline in revenues in fiscal year 2020 compared to fiscal year 2019.
General and Administrative , page 42

5. We note your response to comment 9. As previously requested, please revise to quantify and discuss each of the reasons for the significant increase in general and administrative expenses in fiscal 2020 compared to 2019.
       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Celeste Murphy at 202-551-3257 with any other questions



FirstName LastNameHan Gengchen                                  Sincerely,
Comapany NameOrigin Agritech Limited
                                                                Division of
Corporation Finance
September 27, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName